Exhibit (a)(5)(B)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated January 27, 2009, and the related Letter of Transmittal, and any amendments or supplements thereto. The Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If the Purchaser becomes aware of any valid state statute prohibiting the making of the Offer, the Purchaser will make a good faith effort to comply with such statute. If, after such good faith effort, the Purchaser cannot comply with such state statute, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of Shares in such state. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where the securities, "blue sky" or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by Morgan Stanley & Co. Incorporated, the Dealer Manager, or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
(Including the Associated Preferred Stock Purchase Rights)
of
Advanced Medical Optics, Inc.
at
$22.00 Net Per Share
by
Rainforest Acquisition Inc.
a wholly-owned subsidiary of
Abbott Laboratories

           Rainforest Acquisition Inc., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Abbott Laboratories, an Illinois corporation ("Abbott"), is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "AMO Common Stock"), and the associated preferred stock purchase rights issued in connection with the Rights Agreement, dated June 24, 2002, by and between Advanced Medical Optics, Inc., a Delaware corporation ("AMO"), and Mellon Investor Services, LLC (together with the AMO Common Stock, the "Shares") of AMO, at a price of $22.00 per Share (the "Offer Price"), net to the seller in cash (without interest and subject to any required withholding taxes) upon the terms and subject to the conditions set forth in the offer to purchase, dated January 27, 2009 (as it may be amended or supplemented from time to time, the "Offer to Purchase"), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the "Letter of Transmittal," and together with the Offer to Purchase, the "Offer"). Tendering stockholders who have Shares registered in their names and who tender directly to Computershare Trust Company, N.A. (the "Depositary") will not be charged brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with such institution as to whether it charges any such fees or commissions. Abbott will pay all charges and expenses of the Depositary, Morgan Stanley & Co. Incorporated, which is acting as Dealer Manager for the Offer (the "Dealer Manager"), and Georgeson Inc., which is acting as Information Agent for the Offer (the "Information Agent"), incurred in connection with the Offer.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK
CITY TIME, ON TUESDAY, FEBRUARY 24, 2009, UNLESS THE OFFER IS EXTENDED
(SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE "EXPIRATION DATE").

           The Offer is conditioned upon, among other things, (1) the satisfaction of the Minimum Condition (as described below) and (2) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the issuance of a merger control clearance pursuant to Council Regulation (EC) No. 139/2004 of the Council of the European Union (the "EC Merger Regulation"). The term "Minimum Condition" is defined in the Offer to Purchase and generally requires that the number of Shares validly tendered and not properly withdrawn prior to the Expiration Date, together with the number of Shares then owned by Abbott or the Purchaser, represents at least a majority of all outstanding voting securities of AMO (determined on a fully diluted basis). The Offer also is subject to other conditions set forth in the Offer to Purchase. See Section 14—"Conditions of the Offer" of the Offer to Purchase. The Offer is not conditioned upon Abbott or the Purchaser obtaining financing. Abbott reserves the right to waive any of the conditions to the Offer in its sole discretion, other than the Minimum Condition.

           The purpose of the Offer is to acquire control of, and the entire equity interest in, AMO. As promptly as practicable following consummation of the Offer and after satisfaction or waiver of all conditions to the Merger (as defined below) set forth in the Merger Agreement (as defined below), the Purchaser intends to acquire the remaining equity interest in AMO not acquired in the Offer by consummating the Merger. No appraisal rights are available to holders of Shares in connection with the Offer.

           The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 11, 2009 (as it may be amended or supplemented from time to time, the "Merger Agreement"), by and among Abbott, the Purchaser and AMO. The Merger Agreement provides, among other things, that, following the completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), the Purchaser will be merged with and into AMO (the "Merger"). Following the effective time of the Merger (the "Effective Time"), AMO will continue as the surviving corporation and become a wholly-owned subsidiary of Abbott, and the separate corporate existence of the Purchaser will cease. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by AMO, Abbott, the Purchaser or any of their respective subsidiaries and Shares held by dissenting stockholders who properly exercised appraisal rights under Section 262 of the DGCL) will, by virtue of the Merger and without any action on the part of the holders of the Shares, be converted into the right to receive $22.00 net in cash, or any higher price paid per Share in the Offer (without interest and subject to any required withholding taxes) upon surrender of the certificate or certificates formerly representing such Shares. The Merger Agreement is more fully described in Section 11 of the Offer to Purchase.

           Concurrently with the execution of the Merger Agreement, each of (1) ValueAct Capital Master Fund, L.P., ValueAct Capital Master Fund III, L.P. and G. Mason Morfit and (2) James V. Mazzo, AMO's Chairman and Chief Executive Officer (collectively, the "Principal Stockholders"), entered into a tender and support agreement, dated as of January 11, 2009 (the "Support Agreements"), with Abbott and the Purchaser. Under the Support Agreements, the Principal Stockholders have agreed to accept the Offer and to tender in the Offer all of the shares of AMO Common Stock owned by them on the Expiration Date, which shares represented, as of January 11, 2009, 8,932,456 Shares or approximately 12.5% of the outstanding Shares (on a fully diluted basis).

           The board of directors of AMO has unanimously (1) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of AMO and the stockholders of AMO, (2) approved and declared advisable the Merger Agreement and the Support Agreements and the transactions contemplated by the Merger Agreement and the Support Agreements, including the Offer and the Merger, and (3) recommended that the stockholders of AMO accept the Offer and tender their Shares to the Purchaser in the Offer and, to the extent applicable, adopt the Merger Agreement and approve the Merger (the "AMO Board Recommendation").

           AMO has granted the Purchaser an irrevocable option (the "Top-Up Option"), exercisable once upon the terms and conditions set forth in the Merger Agreement, to purchase, at a price per Share equal to the Offer Price, an aggregate number of Shares (the "Top-Up Shares") equal to the lowest number of Shares that, when added to the number of Shares owned by Abbott, the Purchaser and their affiliates at the time of such exercise, will constitute one Share more than 90% of the outstanding Shares. The obligation of AMO to deliver the Top-Up Shares is subject to the condition that the Purchaser has accepted for payment all Shares validly tendered in the Offer and not properly withdrawn. The Top-Up Option is not exercisable for a number of Shares in excess of the number of authorized Shares available for issuance (giving effect to Shares reserved for issuance under AMO's equity plans as if such Shares were outstanding). The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting the Purchaser to effect a merger pursuant to applicable Delaware law at a time when the approval of the Merger at a meeting of the stockholders of AMO would otherwise be assured because of Abbott's and the Purchaser's collective ownership of a majority of the Shares following completion of the Offer.

           Section 253 of the DGCL provides that, if a corporation owns at least 90% of the outstanding shares of each class of stock of a subsidiary corporation, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the board of directors or the stockholders of such other corporation (a "short-form merger"). Upon the terms and subject to the conditions of the Merger Agreement, in the event that Abbott and the Purchaser acquire at least 90% of the then-outstanding Shares pursuant to the Offer, the parties have agreed to take all necessary and appropriate action to cause the Merger to become effective, in accordance with Section 253 of the DGCL, as promptly as reasonably practicable after such acquisition, without a meeting of the stockholders of AMO.

           For purposes of the Offer, the Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to stockholders whose Shares have been accepted for payment. Under no circumstances will interest on the purchase price for Shares be paid by the Purchaser, regardless of any extension of the Offer or any delay in making such payment.

           In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (1) certificates representing such Shares, or timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the Depositary Trust Company ("DTC") pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (2) a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or an Agent's Message (as defined in Section 2 of the Offer to Purchase) in connection with book-entry transfer, and (3) any other documents required by the Letter of Transmittal.

           The Purchaser may, without the consent of AMO, extend the Offer for such period as the Purchaser determines if, on or prior to the then scheduled Expiration Date, any of the conditions set forth in Section 14 of the Offer to Purchase have not been satisfied or waived. However, such extension will be in increments of no more than ten business days if all of the conditions to the Offer other than the Minimum Condition have been satisfied or waived at such Expiration Date. Subject to its right to terminate the Merger Agreement, the Purchaser must extend the Offer for successive periods of up to ten business days each, the length of each such period to be determined by the Purchaser in its sole discretion, if, on or prior to the then scheduled Expiration Date, any of the conditions to the Offer have not been satisfied or waived by Abbott or the Purchaser. However, the Purchaser will not be required to extend the Offer (1) beyond July 31, 2009 or (2) after AMO delivers, or is required to deliver, to Abbott a notice with respect to an Acquisition Proposal (as described in Section 11 of the Offer to Purchase) except to the extent that prior to such Expiration Date (a) the Acquisition Proposal giving rise to such notice has been withdrawn or the AMO board of directors has rejected the Acquisition Proposal, (b) the AMO board of directors has reconfirmed the AMO Board Recommendation, and (c) the withdrawal or rejection of such Acquisition Proposal and the reconfirmation of the AMO Board Recommendation have been publicly announced by AMO. The Purchaser also must extend the Expiration Date for any period or periods required by applicable law or applicable rules, regulations, interpretations or positions of the Securities and Exchange Commission or its staff or the New York Stock Exchange.

           Any extension, waiver or amendment of the Offer, delay in acceptance for payment or payment, or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder's Shares.

           Following the Purchaser's acceptance and payment for Shares tendered in the Offer, the Purchaser may, in order to enable it to acquire 90% of the Shares then outstanding (determined on a fully diluted basis), provide for a subsequent offering period (and one or more extensions thereof) of three to 20 business days as provided in Rule 14d-11 under the Securities Exchange Act of 1934, as amended, during which stockholders of AMO may tender, but not withdraw, their Shares and receive the Offer Price.

           Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable. If not accepted for payment by the Purchaser pursuant to the Offer prior to March 27, 2009, Shares may also be withdrawn at any time after March 27, 2009. For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses or fax numbers set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If certificates for the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of the certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase) unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the fourth sentence of this paragraph. All questions as to form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion. None of the Purchaser, Abbott, any of their affiliates or assigns, the Depositary, the Dealer Manager, the Information Agent or any other person or entity will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3 of the Offer to Purchase.

           The information required to be disclosed by Rule 14d-6(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

           AMO has provided the Purchaser with AMO's stockholder list and security position listing for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal and, if required, other relevant materials will be mailed by the Purchaser to record holders of Shares and furnished to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

           The receipt of cash for Shares in the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. It is recommended that stockholders consult with their tax advisors as to the particular tax consequences of the Offer and the Merger to them. For a more complete description of material U.S. federal income tax consequences of the Offer and the Merger, including matters pertinent to non-U.S. stockholders, see Section 5 of the Offer to Purchase.

           The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

           Any questions and requests for assistance may be directed to the Information Agent or the Dealer Manager as set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and all other tender offer materials may be directed to the Information Agent, and copies will be furnished promptly at Abbott's expense. Neither Abbott nor the Purchaser will pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee (other than the Dealer Manager and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

199 Water Street, 26th Floor
New York, New York 10038
Banks and Brokerage Firms, Please Call: (212) 440-9800
Stockholders and All Others Call Toll-Free: (866) 873-6989

The Dealer Manager for the Offer is:

1585 Broadway
New York, New York 10036
Toll-Free: (866) 880-5071
Collect: (212) 761-3001

January 27, 2009